                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              --------------------
                                SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT
        PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)
                              --------------------

                             STV GROUP, INCORPORATED
                              (Name of the Issuer)

                             STV GROUP, INCORPORATED
          THE EMPLOYEE STOCK OWNERSHIP PLAN OF STV GROUP, INCORPORATED
                             STVG ACQUISITION, INC.
                              DOMINICK M. SERVEDIO
                               MICHAEL HARATUNIAN
                                 PETER W. KNIPE
                       (Names of Persons Filing Statement)
                              --------------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    784847105
                      (CUSIP Number of Class of Securities)

   Richard J. McMahon, Esquire                   Charles R. Smith, Esquire
Blank Rome Comisky & McCauley LLP               Kirkpatrick & Lockhart LLP
        One Logan Square                           535 Smithfield Street
     Philadelphia, PA 19103                        Pittsburgh, PA 15222
         (215) 569-5500                               (412) 355-6500
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

[X]      a.       The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
[ ]      b.       The filing of a registration statement under the Securities
                  Act of 1933.
[ ]      c.       A tender offer.
[ ]      d.       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.

                            CALCULATION OF FILING FEE
================================================================================
      Transaction Valuation*                              Amount of Filing Fee
--------------------------------------------------------------------------------
          $22,001,762.30                                        $4,400.36
================================================================================
--------------------

* For purposes of calculating fee only. The "Transaction Valuation" amount is based upon the purchase of 1,476,746 shares of common stock, $.01 par value ("Common Stock"), of STV Group, Incorporated at $11.25, the cash price per share of Common Stock to be paid in connection with the Rule 13e-3 transaction, and the net amount to be paid to stock option holders in connection with the Rule 13E-3 transaction. The filing fee equals one-fiftieth of one percent of the Transaction Value in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

              Amount Previously Paid: $4,517.33
              Form or Registration No.: Schedule 13E-3
              Filing Parties: STV Group, Incorporated and The Employee Stock
                              Ownership Plan of STV Group, Incorporated
              Date Filed: May 17, 2001

                                  INTRODUCTION

         This Amendment No. 3 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Schedule 13E-3"), filed with the Securities and Exchange Commission (the "Commission") by STV Group, Incorporated, a Pennsylvania corporation (the "Company"), the employee stock ownership plan of the Company (the "ESOP"), STVG Acquisition, Inc., a Pennsylvania corporation that is wholly-owned by the ESOP ("Merger Subsidiary"), Dominick M. Servedio, President and Chief Executive Officer of the Company and a member of the Company's Board of Directors ("Servedio"), Michael Haratunian, Chairman of the Board of Directors of the Company ("Haratunian"), and Peter W. Knipe, Secretary, Treasurer and Chief Financial Officer of the Company ("Knipe"), amends and restates the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Commission by the Company and the ESOP on May 17, 2001, as amended and restated by two separate Amendments thereto filed with the Commission on June 28, 2001 and July 17, 2001, respectively, in connection with the proposed merger (the "Merger") of Merger Subsidiary with and into the Company pursuant to an Agreement and Plan of Merger, dated April 30, 2001 (the "Merger Agreement"), by and between the Company and the ESOP.

         The Merger Agreement provides for the Merger of Merger Subsidiary with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"). Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock, $.01 par value per share, of the Company (the "Common Stock"), issued and outstanding immediately prior to the Effective Time (other than shares held by the ESOP, by the Company or any of its subsidiaries as treasury stock, and shares held by dissenting shareholders who have validly exercised and perfected their appraisal rights under Pennsylvania law) will be converted into the right to receive $11.25 in cash, without interest, (the "Merger Consideration"). Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time will automatically be cancelled.

         This Schedule 13E-3 is being filed with the Commission concurrently with a definitive proxy statement filed by the Company (the "Proxy Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information contained in the Proxy Statement, including all exhibits thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement. The item numbers and corresponding captions listed in this Schedule 13E-3 refer to the items required under Rule 13e-100; the subsections and corresponding captions listed under certain items refer to subsections of items under Regulation M-A to which the
Schedule 13E-3 item refers. All references to rules and regulations herein pertain to rules and regulations promulgated under the Exchange Act.

         The filing of this Schedule 13E-3 shall not be construed as an admission by the ESOP, Merger Subsidiary, Servedio, Haratunian or Knipe that the Company is "controlled" by such persons, individually or collectively, or that any such person is an "affiliate" of the Company within the meaning of Rule 13e-3.

ITEM 1. SUMMARY TERM SHEET.

         The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) NAME AND ADDRESS. The information contained in the section of the Proxy Statement entitled "SUMMARY - The Companies" is hereby incorporated herein by reference.

         (b) SECURITIES. The information contained in the section of the Proxy Statement entitled "INTRODUCTION" is hereby incorporated herein by reference.

         (c) TRADING MARKET AND PRICE. The information contained in the section of the Proxy Statement entitled "PRICE RANGE OF COMMON STOCK" is hereby incorporated herein by reference.

         (d) DIVIDENDS. The information contained in the section of the Proxy Statement entitled "DIVIDENDS" is hereby incorporated herein by reference.

         (e) PRIOR PUBLIC OFFERINGS. None.

         (f) PRIOR STOCK PURCHASES. The information contained in the section of the Proxy Statement entitled "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

         (a)-(c) NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES; BUSINESS AND BACKGROUND OF NATURAL PERSONS. This Statement is being filed by the Company, the ESOP, Merger Subsidiary, Servedio, Haratunian and Knipe. The Company is the issuer of the Common Stock which is the subject of the Rule 13e-3 transaction. The ESOP is the employee stock ownership plan of the Company. Under the rules governing "going private" transactions, the ESOP may be deemed to be an "affiliate" of the Company. Merger Subsidiary is wholly-owned by the ESOP and is the entity that will merge with and into the Company in connection with the Rule 13e-3 transaction. Servedio is the President and Chief Executive Officer of the Company and a member of the Company's Board of Directors, Haratunian is the Chairman of the Board of Directors of the Company, and Knipe is the Secretary, Treasurer and Chief Financial Officer of the Company. The information contained in the sections of the Proxy Statement entitled "SUMMARY -- The Companies," "INFORMATION ABOUT THE ESOP," "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" and "INFORMATION ABOUT MERGER SUBSIDIARY" is hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a)(1) TENDER OFFERS. Not applicable.

         (a)(2)(i) TRANSACTION DESCRIPTION. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and "THE MERGER AND RELATED MATTERS -- THE MERGER AGREEMENT" is hereby incorporated herein by reference.

         (a)(2)(ii) CONSIDERATION. The information contained in the section of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- THE MERGER AGREEMENT -- Effect on Capital Stock" is hereby incorporated herein by reference.

         (a)(2)(iii) REASONS FOR TRANSACTION. The information contained in the sections of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "--Purpose and Structure of the Merger" is hereby incorporated herein by reference.

         (a)(2)(iv) VOTE REQUIRED FOR APPROVAL. The information contained in the section entitled "THE SPECIAL MEETING -- Voting Information" in the proxy statement is hereby incorporated herein by reference.

         (a)(2)(v) DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Interests of Certain STV Directors, Officers and Shareholders in the Merger," "--Effects of the Merger" and "THE MERGER AND RELATED MATTERS -- THE MERGER AGREEMENT -- Effect on Capital Stock" is hereby incorporated herein by reference.

         (a)(2)(vi) ACCOUNTING TREATMENT. The information contained in the section of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Accounting Treatment of the Merger" is hereby incorporated herein by reference.

         (a)(2)(vii) INCOME TAX CONSEQUENCES. The information contained in the section of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Material Federal Income Tax Consequences to STV, the ESOP Participants and Public Shareholders" is hereby incorporated herein by reference.

         (c) DIFFERENT TERMS. The information contained in the sections of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Interests of Certain STV Directors, Officers and Shareholders in the Merger," "--Effects of the Merger" and "THE MERGER AND RELATED MATTERS -- THE MERGER AGREEMENT - Effect on Capital Stock" is hereby incorporated herein by reference.

         (d) APPRAISAL RIGHTS. The information contained in the section of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS-- DISSENTERS' RIGHTS OF APPRAISAL" is hereby incorporated herein by reference.

         (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. No provisions have been made in connection with the Merger to grant unaffiliated security holders access to STV's corporate files or to obtain counsel or appraisal services at STV's expense.

         (f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) TRANSACTIONS. The information contained in the section of the Proxy Statement entitled "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is hereby incorporated herein by reference.

         (b), (c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the section of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Discussions with Potential Acquirors" is hereby incorporated herein by reference.

         (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information contained in the section of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Interests of Certain STV Directors, Officers and Shareholders in the Merger" is hereby incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) USE OF SECURITIES ACQUIRED. The information contained in the section of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- THE MERGER AGREEMENT -- Effect on Capital Stock" is hereby incorporated herein by reference.

         (c) PLANS. The information contained in the sections of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Effects of the Merger," "-- Interests of Certain STV Directors, Officers and Shareholders in the Merger," "-- Financing for the Merger," "INFORMATION ABOUT MERGER SUBSIDIARY" and "DIVIDENDS" is hereby incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a), (c) PURPOSES; REASONS. The information contained in the sections of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "-- Purpose and Structure of the Merger" is hereby incorporated herein by reference.

         (b) ALTERNATIVES. The information contained in the section of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS --Discussions with Potential Acquirors" is hereby incorporated herein by reference.

         (d) EFFECTS. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Purpose and Structure of the Merger," "-- Effects of the Merger," "-- Interests of Certain STV Directors, Officers and Shareholders in the Merger," "-- Accounting Treatment of the Merger," "-- Material Federal Income Tax Consequences to STV, the ESOP and Public Shareholders," "THE MERGER AND RELATED MATTERS -- DISSENTERS' RIGHTS OF APPRAISAL," "THE MERGER AND RELATED MATTERS -- THE MERGER AGREEMENT" and "FEES AND EXPENSES" is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a), (b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY - Our Recommendations to Public Shareholders; Fairness of the Merger," "-- Fairness Opinion," "THE SPECIAL MEETING -- Voting Information," "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "-- Opinion of Financial Advisor to the Special Committee," in Appendix B of the Proxy Statement (Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.), and in Exhibit 1 to the Letter to ESOP Participants from LaSalle Bank, N.A., Trustee of the ESOP, dated July 24, 2001 (Opinion of Willamette Management Associates) is hereby incorporated herein by reference.

         (c) APPROVAL OF SECURITY HOLDERS. The information contained in the sections of the Proxy Statement entitled "THE SPECIAL MEETING -- Voting Information" and "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Purpose and Structure of the Merger" is hereby incorporated herein by reference.

         (d) UNAFFILIATED REPRESENTATIVE. The information contained in the sections of the Proxy Statement entitled "SUMMARY -- Our Recommendations to Public Shareholders; Fairness of the Merger," "-- Fairness Opinion," "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Background of the Merger" and "-- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.

         (e) APPROVAL OF DIRECTORS. The information contained in the sections of the Proxy Statement entitled "SUMMARY -- Our Recommendations to Public Shareholders; Fairness of the Merger," "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Background of the Merger" and "-- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.

         (f) OTHER OFFERS. The information contained in the section of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS - Discussions with Potential Acquirors" is hereby incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) REPORT, OPINION OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL; AVAILABILITY OF DOCUMENTS. The information contained in the sections of the Proxy Statement entitled "SUMMARY - Fairness Opinion," "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Background of the Merger," " -- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger," " -- Opinion of Financial Advisor to the Special Committee" and "-- Opinion of Financial Advisor to Trustee of the ESOP," in Appendix B of the Proxy Statement (Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.), and in Exhibit 1 to the Letter to ESOP participants from LaSalle Bank N.A., Trustee of the ESOP, dated July 24, 2001 (Opinion of Willamette Management Associates) is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a), (b), (d) SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the section of the Proxy Statement entitled "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Financing for the Merger" is hereby incorporated herein by reference. The Company has no alternative financing arrangements or alternative financing plans if the primary financing is not available.

         (c) EXPENSES. The information contained in the section of the Proxy Statement entitled "FEES AND EXPENSES" is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) SECURITIES OWNERSHIP. The information contained in the section of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

         (b) SECURITIES TRANSACTIONS. The information contained in the section of the Proxy Statement entitled "COMMON STOCK PURCHASE INFORMATION" is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY - Record Date, Voting Power," and "THE SPECIAL MEETING -- Voting Information" is hereby incorporated herein by reference.

         (e) RECOMMENDATIONS TO OTHERS. The information contained in the sections of the Proxy Statement entitled "SUMMARY - Our Recommendation to Public Shareholders; Fairness of the Merger" and "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) FINANCIAL INFORMATION. The information contained in the sections of the Proxy Statement entitled "SELECTED CONSOLIDATED FINANCIAL DATA," and "FINANCIAL INFORMATION FOR SIX MONTHS ENDED MARCH 31, 2001" and the financial information contained in the Company's Annual Report on Form 10-K for fiscal year ended September 30, 2000, filed with the Commission on December 29, 2000, is hereby incorporated herein by reference.

         (b) PRO FORMA INFORMATION. The information contained in the section of the Proxy Statement entitled "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" is hereby incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a), (b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "THE MERGER AND RELATED MATTERS -- SPECIAL FACTORS -- Background of the Merger," "THE SPECIAL MEETING --Solicitation; Revocation and Use of Proxies" and "FEES AND EXPENSES" is hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         (b) OTHER MATERIAL INFORMATION. None.

ITEM 16. EXHIBITS.


             *(a)(1) Definitive Proxy Statement in connection with Special Meeting of Shareholders of STV Group, Incorporated to be held August 29, 2001, as amended and filed with the Commission on July 25, 2001.

             (a)(2) Letter to ESOP participants from LaSalle Bank, N.A., Trustee of the ESOP, dated July 24, 2001 (the "ESOP Letter").

           ***(a)(3)          Informational booklet regarding the 13e-3
                              transaction that was distributed to employees of STV Group, Incorporated on May 3, 2001.

            +(a)(4) Letter announcing the 13e-3 transaction that was distributed to employees of STV Group, Incorporated on May 1, 2001.

           **(b)              Fleet National Bank Commitment Letter dated April
                              27, 2001.

            *(c)(1) Opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. (incorporated herein by reference to Appendix B of the Proxy Statement).

           **(c)(2) Presentation by Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. to the Special Committee and the Board of Directors of STV on April 30, 2001.

              (c)(3) Opinion of Willamette Management Associates (incorporated herein by reference to Exhibit 1 to the ESOP Letter).

            ++(c)(4) Presentation by Willamette Management Associates to the Trustee dated April 23, 2001.

             *(d)(1) Agreement and Plan of Merger, dated April 30, 2001, by and between STV and the ESOP (incorporated herein by reference to Appendix A of the Proxy Statement).

             *(f) Subchapter 15D of the Pennsylvania Business Corporation Law (incorporated herein by reference to Appendix C of the Proxy Statement).

              (g)             Not applicable.

              (h)             Not applicable.

----------------------------
* Incorporated by reference to the Schedule 14A Information Statement filed with the Commission on July 25, 2001.


** Filed previously as an Exhibit to the Schedule 13E-3 filed with the Commission on May 17, 2001.



*** Incorporated by reference to the Schedule 14A Information Statement filed with the Commission on May 3, 2001.

+ Incorporated by reference to the Schedule 14A Information Statement filed with the Commission on May 1, 2001.

++ Filed previously as an Exhibit to the Schedule 13E-3/A filed with the Commission on June 28, 2001.

                                   SIGNATURES

         After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                              STV GROUP, INCORPORATED


                              By: /s/ Dominick M. Servedio
                                  ------------------------------------------
                                  Dominick M. Servedio
                                  President and Chief Executive Officer

                              LASALLE BANK, N.A., TRUSTEE OF THE
                              EMPLOYEE STOCK OWNERSHIP PLAN OF STV
                              GROUP, INCORPORATED


                              By: /s/ E. Vaughn Gordy
                                  ------------------------------------------
                                  E. Vaughn Gordy
                                  Senior Vice President

                              STVG ACQUISITION, INC.


                              By: /s/ Caroline Struebing Lascek
                                  ------------------------------------------
                                  Caroline Struebing Lascek
                                  Incorporator

                              DOMINICK M. SERVEDIO, President and Chief
                              Executive Officer of STV Group, Incorporated

                              /s/ Dominick M. Servedio
                              ---------------------------------------------

                              MICHAEL HARATUNIAN, Chairman of the Board of
                              STV Group, Incorporated

                              /s/ Michael Haratunian
                              ---------------------------------------------

                              PETER W. KNIPE, Secretary, Treasurer and Chief Financial Officer of STV Group, Incorporated

                              /s/ Peter W. Knipe
                              ---------------------------------------------


Dated:  July 25, 2001

                                 EXHIBIT (a)(2)

                       TRUSTEE LETTER TO ESOP PARTICIPANTS

LaSalle Bank N.A.
--------------------------------------------------------------------------------
                                                                  LASALLE BANKS
135 South LaSalle Street
Chicago, Illinois 60603
(312) 904-2000

Trust and Asset Management

Trust and Asset Management

To: Participants in the Employee Stock Ownership Plan of STV Group,
    Incorporated

Re: Instructing the Trustee on the Voting of STV Group, Incorporated Common
    Stock at the Special Meeting of Shareholders Scheduled for August 29,
    2001.

Dear Participant:

   LaSalle Bank N.A. ("LaSalle") has been appointed Trustee of the Employee Stock Ownership Plan of STV Group, Incorporated (the "ESOP"). LaSalle will oversee the process by which participants in the ESOP are given the opportunity to direct the voting of the STV Group, Incorporated common stock (the "Common Stock") held under the ESOP and allocated to their individual accounts on the proposed transactions described in the STV Group, Incorporated Proxy Statement dated July 24, 2001 (the "Proposed Transaction").

                                 PROXY MATERIAL
                                 --------------

   In connection with the Proposed Transaction, you will be receiving with this letter the following:

   (i) A copy of the STV Group, Incorporated Proxy Statement dated July 24, 2001, including a Notice of a Special Meeting of Shareholders of STV Group, Incorporated to be held on August 29, 2001; and

   (ii) One Voting Instruction Card to be completed with respect to the shares of Common Stock allocated to your individual account under the ESOP.

   The foregoing items are referred to in this letter as the "Proxy Material".

   LASALLE ENCOURAGES YOU TO STUDY THE PROXY MATERIAL BEFORE DECIDING HOW TO VOTE ON THE PROPOSED TRANSACTION.

                  ESOP PARTICIPANT VOTING DIRECTION PROVISIONS
                  --------------------------------------------

   The ESOP provides that each participant is entitled to direct LaSalle, as Trustee of the ESOP, how to vote the shares of Common Stock allocated to his or her individual account pursuant to the ESOP. A Voting Instruction Card has been included as part of the Proxy Material for this purpose. IF YOU WISH TO DIRECT LASALLE WITH RESPECT TO THE PROPOSED TRANSACTION, LASALLE MUST RECEIVE YOUR COMPLETED VOTING INSTRUCTION CARD BY AUGUST 22, 2001.

   AFTER YOU HAVE DECIDED HOW TO VOTE, YOU SHOULD RETURN YOUR COMPLETED VOTING INSTRUCTION CARD TO LASALLE BY U.S. MAIL IN THE ENVELOPE ENCLOSED WITH THE PROXY MATERIAL. PROCEDURES HAVE BEEN ESTABLISHED TO MAINTAIN THE CONFIDENTIALITY OF YOUR VOTE. HOW YOU VOTE OR WHETHER YOU VOTE, WILL NOT BE DISCLOSED TO STV GROUP, INCORPORATED OR ANY OF ITS AFFILIATES. AS THE VOTING INSTRUCTION CARDS ARE RECEIVED, THEY WILL BE KEPT IN THE CUSTODY OF LASALLE. LASALLE WILL TABULATE THE DIRECTIONS AND, BASED UPON THE TABULATION, VOTE THE ALLOCATED COMMON STOCK HELD UNDER THE ESOP.

   In accordance with LaSalle's customary procedures, LaSalle makes no recommendation on how you should direct it to vote on the Proposed Transaction.

   You should understand that the actions of LaSalle with respect to voting the Common Stock held in the ESOP are governed by the fiduciary duties and requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Although the law is not entirely clear on how the ERISA fiduciary duties apply with respect to the voting of employer securities, the United States Department of Labor (the "DOL") has informally stated certain standards that it believes a fiduciary should follow. Based on the standards stated by the DOL, and on the advice of its legal counsel, LaSalle will vote the shares of allocated Common Stock held in the

Member of the ABN AMRO Group

LaSalle Bank N.A.
--------------------------------------------------------------------------------
                                                                  LASALLE BANKS

ESOP in accordance with the instructions of the participants entitled to direct LaSalle unless it concludes that to do so would be improper or contrary to ERISA.

   In determining whether to follow participant directions, LaSalle will consider whether participants have received necessary and accurate information in order to allow them to make an informed decision as to how to vote and if the participants were subject to undue influence in making their decisions. If LaSalle determines not to follow participant directions, it will exercise its own fiduciary judgment in determining how to vote the shares of Common Stock held in the ESOP.

   LaSalle retained Willamette Management Associates ("Willamette"), an independent financial advisory firm, to act solely on behalf of the ESOP in connection with the negotiation of the terms of the Proposed Transaction, and to prepare an opinion concerning the fairness of the Proposed Transaction, from a financial point of view. Based upon its review, it is Willamette's opinion that:
i) the consideration to be paid by STV Group, Incorporated for the Common Stock not owned by the ESOP is not greater than the fair market value of such Common Stock; ii) the fair market value of the Common Stock owned by the ESOP immediately after the consummation of the Proposed Transaction is at least equal to the fair market value of the Common Stock owned by the ESOP immediately prior to the consummation of the Proposed Transaction; and iii) the terms and conditions of the Proposed Transaction, including the debt incurred by STV Group, Incorporated to complete the Proposed Transaction, are fair to the ESOP from a financial point of view. A complete copy of Willamette's opinion dated April 30, 2001 is attached hereto as Exhibit 1 and is incorporated herein by reference.

   If you have any concern that you are being subjected to undue influence to vote in a particular manner with respect to the Proposed Transaction, please immediately contact LaSalle's ESOP Trustee Services Department by either phone or email. Dial 1-800-246-5761, Select Option #2 and ask for ESOP Trustee Services or email to vaughn.gordy@abnamro.com.
                     -------------------------

   Your vote is important. We encourage you to carefully review the Proxy Material and Willamette's opinion and to return your completed Voting Instruction Card in a timely manner.

   With respect to any allocated shares of Common Stock for which timely complete instructions are not received, LaSalle shall, subject to ERISA, vote such shares in favor of the Proposed Transaction. With respect to shares of Common Stock that are not allocated to a participant's account, LaSalle shall, subject to ERISA, vote such shares as directed by the Administrator of the ESOP.

                               DISSENTERS' RIGHTS
                               ------------------

   As described more fully in the Proxy Material, Pennsylvania law provides that in addition to voting against the merger, which is part of the Proposed Transaction, a record holder of shares may exercise dissenters' rights. Pennsylvania law provides that unless a record holder of shares consents, a beneficial owner of shares, such as an ESOP participant, may not assert dissenters' rights. Based upon the advice of its financial and legal advisors and its own review of the Proposed Transaction, LaSalle has determined that it will not permit any of the ESOP participants to be treated as a dissenting shareholder under Pennsylvania law. This decision should not be read as a recommendation as to how you should vote on the Proposed Transaction.

             YOUR VOTING INSTRUCTION CARD AND OTHER COMMUNICATIONS
             -----------------------------------------------------
                           WILL BE KEPT CONFIDENTIAL
                           -------------------------

   Your Voting Instruction Card and any other communications you have with LaSalle will be held in confidence by LaSalle and will not be released or divulged to anyone, except as required by law.

                                      Sincerely,

                                      LaSalle Bank, N.A. in its capacity as
                                      Trustee of the Employee Stock Ownership
                                      Plan of STV Group, Incorporated

Member of the ABN AMRO Group

                                                                      EXHIBIT I
                                   [graphic]
                        Willamette Management Associates
                    8600 West Bryn Mawr Avenue, Suite 950-N
                          Chicago, Illinois 60631-3505
                   773 - 399 - 4300 / (Fax) 773 - 339 - 4310

April 30, 2001

LaSalle Bank N.A.
 Trustee of the STV Group, Inc.
 Employee Stock Ownership Plan
135 South LaSalle Street
Chicago, IL 60603

Dear Trustee:

   Willamette Management Associates ("Willamette") has been retained by LaSalle Bank N.A., in its capacity as the trustee (the "Trustee") of the STV Group, Inc. ("STV" or the "Company") Employee Stock Ownership Trust, which forms a part of and implements the STV Employee Stock Ownership Plan (the "ESOP") to determine, among other things, whether the transaction described below is fair to the ESOP from a financial point of view.

   Pursuant to the Agreement and Plan of Merger ("the Merger Agreement") dated April 30, 2001, the Company and Newco, a corporation formed by the ESOP will merge into the Company. As part of the merger, all of the outstanding publicly owned shares of STV, other than those shares owned by the ESOP, will be cashed out for $16,278,750, or $11.25 per share, based on 1,447,000 non-ESOP shares outstanding. In addition, the Company will purchase all of the 1,082,980 stock options outstanding at $11.25 per share less each option's exercise price, or $6,675,064 in aggregate (the "Stock Option Buyout"). STV will also payout $4,809,000 to terminate its obligation associated with the Company's Supplemental Employee Retirement Plan ("SERP"). As a consequence of the merger, the ESOP will own 100 percent of the equity of the Company and the Company will elect to be taxed as an S-Corporation under the Internal Revenue Service. The above referenced transactions, together with any related transactions, are collectively referred to as the "Transaction."

   To finance the Transaction, including the purchase of non-ESOP stock, the Stock Option Buyout, and the payout of the SERP obligation, the Company will borrow $27.0 million at an initial interest rate of the Libor rate plus 300 basis points. The Company has also obtained a $7.0 million revolving credit facility.

   In our capacity as your independent financial advisor, you have specifically asked us to render a written opinion (the "Opinion") as to whether:

   1. the consideration to be paid by the Company to the non-ESOP shareholders for their stock pursuant to the Transaction is not greater than the fair market value of such shares;

   2. the fair market value of the shares of the Company owned by the ESOP immediately after the consummation of the Transaction is at least equal to the fair market value of the shares of the Company owned by the ESOP immediately prior to the consummation of the Transaction; and

   3. the terms and conditions of the Transaction, including the debt incurred by the Company to complete the Transaction, are fair to the ESOP from a financial point of view.

   In undertaking our engagement, our focus was directed to the valuation issues arising from Section 3(18) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which defines the term "adequate consideration" as the fair market value of an asset determined by a fiduciary in good faith. Pursuant to the Department of Labor Proposed Regulation Section 2510.3-18(b)(2), fair market value is defined as the price at which an asset would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties are able, as well as willing, to trade and are well informed about the asset and the market for that asset.

San Francisco, California o Portland, Oregon o Chicago, Illinois o New York,
                 New York o McLean, Virginia o Atlanta, Georgia

   STV provides engineering, architectural consulting, and design services on a variety of public projects in areas such as rail transportation, civil, highway, bridge, airport, and port engineering, architectural and facilities engineering, construction management and design/build, and systems and process engineering. Since 1968, the STV common stock has been publicly traded. STV is currently traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) under the ticker symbol STVI. The price for STV stock as of April 30, 2001 is $6.09 per share. STV employed 1,228 people and generated operating revenue of $113.5 million as of the fiscal year ended September 30, 2000.

   Willamette is one of the nation's leading independent financial advisory and business valuation firms. Willamette's principal business is the valuation of businesses and business interests, including both closely-held and publicly traded companies, for all purposes, including employee stock ownership plans, mergers and acquisitions, divestitures, public offerings, gift and estate taxes, corporate and partnership recapitalizations, dissolutions and other objectives. Willamette has provided financial advisory services for more than 300 ESOP and other employee benefit plan clients. Willamette is independent of the parties to the Transaction (other than the ESOP) within the meaning of Department of Labor Proposed Regulation 29 CFR 2510.3-18(b) and section 401(a)(28)(C) of the Internal Revenue Code of 1986, as amended.

   In connection with this Opinion, we have made such reviews, analyses, and inquiries, as we deemed necessary and appropriate under the circumstances. Among other things, we have:

   1. reviewed the Company's audited financial statements for the fiscal years ended September 30, 1996 through September 30, 2000, and interim financial statements for the four-month periods ended January 31, 2001 and January 31, 2000;

   2. reviewed the Company's SEC form 10-K for the fiscal years ended September 30, 1996 through September 30, 2000, and SEC form 10-Q for the quarter ended December 31, 2000;

   3. reviewed the Company's financial forecasts prepared by management for the fiscal years ending September 30, 2001 through 2005;

   4. reviewed an STV presentation describing the Company's history, management profile, corporate organization, principal service areas, major customers, representative projects, historical and projected financial performance, and backlog;

   5.  reviewed the Merger Agreement;

   6. reviewed the Commitment Letter between STV and Fleet National Bank, dated April 27, 2001;

   7. reviewed U.S. economy sources, including The Wall Street Journal; Barron's; The Oregonian; The Dismal Scientist; The Washington Post; MSNBC; CNNfn; and Reuters Limited;

   8. reviewed Stocks, Bonds, Bills & Inflation: 2000 Yearbook, Ibbotson Associates; Federal Reserve Statistical Release; Mergerstat Review 2000, Houlihan, Lokey, Howard and Zukin; and

   9. reviewed certain publicly available information and financial data on publicly traded companies similar to STV; and

   10. conducted such additional studies, analyses, and investigations as we deemed appropriate.

   Although our thorough discussions with management and review of supporting documentation give us comfort that our due diligence efforts are appropriate, we have not conducted a physical examination of all of the Company's properties or facilities, and we have not obtained or been provided with any independent formal evaluation of such properties and facilities. We have reviewed the financial information, financial forecasts and projections, and other internal data provided to us, as well as other publicly available information, and while we are unable to verify the accuracy and completeness of such data and information, we have judged the reasonableness thereof and made certain adjustments thereto. The Opinion is necessarily based upon market, economic, and other conditions as they exist on, and can be evaluated as of the date of this letter.

   Management has represented to us that there has been no material adverse change in the business, financial position, or results of operations of the Company since January 31, 2001.

                       Williamette Management Associates

   Based on the foregoing, it is our opinion as of the date hereof, that:

   1. the consideration to be paid by the Company to the non-ESOP shareholders for their stock pursuant to the Transaction is not greater than the fair market value of such shares;

   2. the fair market value of the shares of the Company owned by the ESOP immediately after the consummation of the Transaction is at least equal to the fair market value of the shares of the Company owned by the ESOP immediately prior to the consummation of the Transaction; and

   3. the terms and conditions of the Transaction, including the debt incurred by the Company to complete the Transaction, are fair to the ESOP from a financial point of view.

   This Opinion is solely for the use and benefit of the Trustee, and any summary of or reference to the Opinion or any other reference to Willamette by the Company in connection with the Transaction will be subject to Willamette's prior review and written approval. In addition, we consent to a description of and the inclusion of the text of our written Opinion in any filing required to be made by the Company with the SEC in connection with the Transaction and in materials delivered to the Company's stockholders that are a part of such filings, provided that any such description or inclusion shall be subject to our prior review and approval, which approval shall not be unreasonably withheld.

   If so requested by the Trustee, we will update the Opinion to a date on or about the effective date of the Transaction; provided, that we will be entitled to reconsider the conclusion set forth in the initial Opinion based on additional information becoming available to us between the date of the initial Opinion and the date of the updated Opinion.

   This Opinion is delivered subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated March 2, 2001, and subject to the understanding that the obligations of Willamette in the Transaction are solely corporate obligations and no officer, director, employee, agent, shareholder or controlling person of Willamette shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

   In accordance with recognized professional ethics, our professional fees for this service are not contingent upon the opinion expressed herein, and neither Willamette, nor any of its employees, has a present or intended financial relationship with or interest in STV.

Very truly yours,

WILLAMETTE MANAGEMENT ASSOCIATES

/s/ Willamette Management Associates
--------------------------------------



                        Willamette Management Associates